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                                                                   Exhibit 8(kk)

July 1, 2004

Janus Investment Fund
151 Detroit Street
Denver, Colorado 80206

Gentlemen:

As you know, Section 4 of our Investment Advisory Agreement dated April 3, 2002 (the "Agreement"), provides for compensation payable to Janus Capital Management LLC ("JCM") for investment advisory services rendered to Janus Institutional Cash Reserves Fund (the "Fund"). This letter is to inform you that JCM will waive one-half of its fee due from March 1, 2005 to March 1, 2006, under the Agreement. Accordingly, the effective annual rate for the calculation of the fee due to JCM under Section 4 of the Agreement will be 0.10% of the Fund's average daily net assets.

This waiver will continue in effect until March 1, 2006, unless extended.

This waiver is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC

By: /s/ Loren M. Starr
    ---------------------------------------
    Loren M. Starr, Chief Financial Officer
    and Senior Vice President

JANUS INVESTMENT FUND

By: /s/ Girard C. Miller
    -------------------------------------
    Girard C. Miller
    President and Chief Executive Officer